

May 26, 2011

Ms. Marcia A. Dall
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania   16530

> **Re: Erie Indemnity Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 000-24000**

Dear Ms. Dall:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Financial Condition
Investments
Fixed Maturities, page 52

1. Please provide us proposed disclosure for future periodic reports indicating the source of the ratings used in the table on page 52.

2. Please provide us the following regarding your investments in "Government - municipal:"
- The amount of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and

- The nature and primary revenue sources for your special revenue bonds.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Nature of Operations, page 75

3. In the fourth and sixth paragraphs where you indicate that Indemnity and Exhange are deemed to be under common control, please provide us proposed disclosure to be included in future periodic reports that indicates who the common parent is and the nature and extent of its control over each of these two entities.

Note 2. Significant Accounting Policies
Retrospective adoption of new accounting principle, page 75

4. Regarding your conclusion that consolidation of Exchange upon the adoption of ASU 2009-17 is required, please address the following for us:
- You state that you are deemed to be the primary beneficiary of the Exchange given the significance of the management fee to the Exchange and given your power to direct the Exchange's significant activities. Please clarify for us which of the six criteria in ASC 810-10-55-37 caused the management fee to be a variable interest.
- Please tell us how you measured the assets and liabilities of the Exchange upon the initial adoption of ASU 2009-17 and how it complies with ASC 810-10-65-2. Also, clarify for us why there was no cumulative effect to your shareholders' equity upon consolidation of Exchange.
- Please provide us proposed revised disclosure to be included in future periodic reports that provides all applicable disclosures pursuant to ASC 810-10-50-2AA through ASC 810-10-50-2AB.

Note 21 Commitments and Contingencies, page 123

5. Confirm, if true, that by "effects, if any" in your disclosure "In our opinion, the effects, if any, of such litigation are not expected to be material to our consolidated financial condition, operations or cash flows," you mean possible loss or range of loss as used in ASC 450-20-50-4. Please provide us proposed revised disclosure to be included in future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Lisa Vanjoske, Accounting Reviewer, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant